# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CARDINAL INFRASTRUCTURE GROUP INC., CIK 0002079999
CUSIP: 14154A102
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 100 E. Six Forks Rd., Suite 300, Raleigh, North Carolina (NC), 27609
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002092830

## Reporting persons
- Jeremy Simmons Spivey: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 10,179,004; shared voting power 2,050,844; sole dispositive power 10,179,004; shared dispositive power 2,050,844; aggregate amount beneficially owned 12,229,848 (45% of the class)
- Spivey Family 2024 Irrevocable Trust U/A dated 5/13/24: type of reporting person: other (OO); citizenship or place of organization: North Carolina (NC); sole voting power 2,050,844; shared voting power 0; sole dispositive power 2,050,844; shared dispositive power 0; aggregate amount beneficially owned 12,229,848 (45% of the class)

## Item 1. Issuer
Name of issuer: CARDINAL INFRASTRUCTURE GROUP INC.
Address of issuer's principal executive offices: 100 E. SIX FORKS RD., SUITE 300, RALEIGH, NC. 27609

## Item 2. Person Filing
Name of person filing: Jeremy Simmons Spivey
Address of principal business office or, if none, residence:
c/o Cardinal Infrastructure Group Inc.
100 E. Six Forks Rd.
Suite 300
Raleigh, NC. 27609
Citizenship: United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The ownership information presented below represents beneficial ownership of the shares of Class A Common Stock as of December 31, 2025, based upon 14,947,318 shares of Class A Common Stock outstanding as of December 31, 2025 plus 12,229,848 shares which the Reporting Person had the right to acquire within 60 days of December 31, 2025 .

Jeremy Simmons Spivey - 12,229,848

Spivey Family 2024 Irrevocable Trust U/A dated 5/13/24 - 12,229,848
Percent of class:
Jeremy Simmons Spivey - 45.0%

Spivey Family 2024 Irrevocable Trust U/A dated 5/13/24 - 45.0%
Sole power to vote or to direct the vote:
Jeremy Simmons Spivey - 10,179,004

Spivey Family 2024 Irrevocable Trust U/A dated 5/13/24 - 2,050,844
Shared power to vote or to direct the vote:
Jeremy Simmons Spivey - 2,050,844

Spivey Family 2024 Irrevocable Trust U/A dated 5/13/24 - 10,179,004
Sole power to dispose or to direct the disposition:
Jeremy Simmons Spivey - 10,179,004

Spivey Family 2024 Irrevocable Trust U/A dated 5/13/24 - 2,050,844
Shared power to dispose or to direct the disposition:
Jeremy Simmons Spivey - 2,050,844

Spivey Family 2024 Irrevocable Trust U/A dated 5/13/24 - 10,179,004

As of December 31 2025, Jeremy Simmons Spivey was the record holder of 10,179,004 shares of Class A Common Stock underlying the LLC Units of Cardinal Holdings and associated shares of Class B Common Stock of the Issuer, which may be redeemed by the Reporting Person at any time at the option of the holder for shares of Class A Common Stock on a one-for-one basis. Mr. Spivey is the spouse of the trustee of the Spivey Family 2024 Irrevocable Trust U/A dated 5/13/24, as amended (the "Spivey Family Trust"), and as a result, may be deemed to share beneficial ownership of the securities held by the Spivey Family Irrevocable Trust. As a result, Mr. Spivey may be deemed to share beneficial ownership of the shares of Class A Common Stock underlying the LLC Units directly held by the Spivey Family Trust.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
99 Joint Filing Agreement.

## Signatures
- Jeremy Simmons Spivey: /s/ Jeremy Spivey, Jeremy Spivey (02/17/2026)
- Spivey Family 2024 Irrevocable Trust U/A dated 5/13/24: /s/ Jeremy Spivey, Authorized Signatory (02/17/2026)